November 4, 2008

Mr. Larry Spirgel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurios Inc.

Form S-1

Filed May 13, 2008

File No. 333-150881

Dear Mr. Spirgel:

We have reviewed your June 11, 2008 comment letter (the “Comment Letter”) regarding the Form S-1 (the “S-1”) of Aurios Inc. (the “Registrant”) filed on May 13, 2008. On behalf of the Registrant, we submit this response letter along with Amendment No. 1 to the S-1. The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below and is underlined, followed by our response.

FORM S-1

General

1.	We note you are registering the resale of all of your outstanding common stock as well as all of the common stock issuable upon conversion of your outstanding preferred stock. All of the 896,000 shares of your outstanding common stock are being offered by two officers and directors and two large shareholders. Additionally, the 460,000 shares being offered by purchasers in your 2007 private placement will apparently be, upon conversion, all of your outstanding common stock held by non-affiliates. Given the amount of shares being offered, the nature of the selling stockholders, and the time period that such stockholders have held their shares, it appears that this is an indirect primary offering by the company. Therefore, please fix the offering price for the duration of the offering and identify the selling stockholders as underwriters. If you disagree, please provide us with a detailed analysis of why this offering should be treated as a secondary offering.

In response to the Staff’s comment, the Registrant has dramatically reduced the number of shares of common stock that the selling shareholders, including its directors, officers and principal shareholders, are offering. The total number of shares now being offered is 200,000, which is approximately 22% of the Registrant’s issued and outstanding common stock and 15% of the fully diluted capitalization of the Registrant. We believe that this percentage is within the informal guidelines the Staff has used with respect to Rule 415 secondary offerings. At this point, the non-affiliate shareholders who purchased the Series A Convertible Preferred Stock (the “Preferred Stock”) have owned their stock for well over ten months.

Mr. Attaway, an officer, director and the largest single shareholder of the Company, has owned 99.8% of his stock directly for over sixteen months, as well. Additionally, he has been the controlling shareholder, with approximately 66% ownership of True Gravity Enterprises, Inc., the former parent of

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the Registrant, since December 2000. As a result, he has indirectly owned and controlled the Registrant for that same period.

2.	Please update your financial statements to include the interim period ended March 31, 2008. See Rule 8-08 of Regulation S-X. Also, update your management’s discussion and analysis for the additional interim period.

The Registrant revised the S-1 to include unaudited financial statements for the interim period ended June 30, 2008 and 2007 and revised the S-1 on page 22 to update the Registrant’s management’s discussion and analysis for such additional interim period in accordance with the Staff’s instructions.

3.	Include a currently dated consent of the independent accountants in each amendment to the Form S-1. Refer to Item 302 of Regulation S-T.

In response to the Staff’s comment, the Registrant is including a currently dated consent of the independent accountant attached as exhibit 23.3 to the S-1.

Registration Statement Cover Page

4.	Please note that your Standard Industrial Code is 3651 (Household Audio and Video Equipment) and revise your cover page accordingly.

The Registrant revised the cover page of the S-1 in accordance with the Staff’s instructions.

Available Information

5.	We note your statement that you are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, file reports, proxy statements and other information with the SEC. Since you will not be required to file proxy statements based only on the filing of this Securities Act registration statement, please clarify whether you intend to register a class of securities under the Securities Exchange Act of 1934.

In response to the Staff’s comment, the Registrant revised the Available Information section of the S-1 to clarify that it intends to register a class of securities under the Securities Exchange Act of 1934 (the “1934 Act”). The Registrant will file a registration on Form 8-A so that it will become a reporting company under the 1934 Act when the current registration becomes effective.

Prospectus Summary, page 1

6.	Where you discuss your products, please disclose the fact that you have generated very limited revenues in the past few years and have done little to support these products since 2004 due to lack of resources. Also disclose your history of net losses and the substantial doubt about your ability to continue as a going concern.

The Registrant revised the S-1 on page 1 in accordance with the Staff’s instructions.

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Aurios Inc.

The Offering, page 2

7.	Please remove the proposed OTC Bulletin Board symbol since an application for quotation has not been filed for your common stock. Also clarify throughout your disclosure that the company cannot file an application for quotation on the OTC Bulletin Board. Rather, a market maker must file an application on its behalf.

In response to the Staff’s comment, the Registrant revised the S-1 on page 2 and clarified its disclosure regarding filing of an application for quotation on the OTC Bulletin Board in accordance with the Staff’s instructions.

Risk Factors, page 4

History of Declining Operating Results, page 4

8.	Significantly expand this risk factor to also discuss your limited revenues and operating activities in the past few years and to identify your net losses and negative cash flow in 2007.

In response to the Staff’s comment, the Registrant revised the S-1 on page 4.

Patents and Intellectual Property Protection, page 5

9.	Please expand to discuss the separate risk related to the fact that the company licenses rather than owns the necessary intellectual property for its products and such license could be terminated. Also highlight that the license is non-exclusive and that TGE could also license the underlying patents to the company’s current and future competitors.

The Registrant revised the S-1 on page 5 in accordance with the Staff’s instructions.

There is a limited market . . ., page 5

10.	Clarify that there is currently no public market for your shares.

The Registrant revised the S-1 on page 5 in accordance with the Staff’s instructions.

Competition, page 6

11.	If TGE currently licenses its patents to any of the company’s listed competitors or may do so in the future, please discuss.

In response to the Staff’s comment, TGE does not license its intellectual property to any of the Registrant’s competitors and does not intend to license its intellectual property to its competitors in the future.

Selling Security Holders, page 9

12.

We note that particular selling stockholders may not have a present intention of selling their shares. Please explain why you are registering all of your outstanding common shares and all common shares issuable upon conversion of your preferred stock if certain selling stockholders

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Aurios Inc.

may not have an intention to sell their shares. If a registration rights agreement covers all or a portion of the registered shares, please explain that.

In connection with its private placement to the purchasers of its Preferred Stock, the Registrant committed to register the common stock issuable upon conversion of the Preferred Stock to the extent possible. The Registrant’s commitment, however is not a formal registration rights agreement.

13.	Please confirm that, except as described, no selling stockholder has had a material relationship with you or any of your predecessors or affiliates in the past three years. Refer to Regulation S-K Item 507.

The Registrant confirms that except as described, no selling stockholder has had a material relationship with the Registrant or any of its predecessors or affiliates in the past three years.

14.	Please tell us whether Double Down Investments or Tappen Investments LLC is a broker-dealer or an affiliate of a broker-dealer. If either is a broker-dealer, please identify it as an underwriter in the prospectus. If either is an affiliate of a broker-dealer, please state in the prospectus, if true, that it purchased its securities in the ordinary course of business and at the time of such purchase such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Neither Double Down Investments nor Tappen Investments LLC is a broker-dealer or an affiliate of a broker-dealer.

Plan of Distribution, page 11

15.	Please include the offering price information disclosed on the prospectus cover page in this section.

The Registrant revised the S-1 on page 11 accordance with the Staff’s instructions.

Description of Securities, page 12

Series A Convertible Preferred Stock, page 12

16.	Please expand your description of the material terms of the outstanding convertible preferred stock. For example, discuss the conversion features, dividend rights, voting rights, redemption rights and any other material features. Also clarify whether pre-emptive rights will expire upon effectiveness of this registration statement.

The Registrant revised the S-1 on pages 12 through 14 in accordance with the Staff’s instructions.

Description of Business, page 13

Business Strategy, page 13

17.

We note your three-pronged strategy. Please expand your disclosure to provide additional insight into your efforts to date to advance this strategy. For example, discuss your progress in identifying and contracting with a national distributor capable of placing your products in large

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retailers. Similarly, discuss the efforts you have made to promote the product in the professional recording market and the success of those efforts. Lastly, provide additional detail about the state of your new product development. As you discuss the efforts taken thus far and planned to be taken in the near-term, provide insight into the costs associated with advancing each of these objectives. Provide enough information so that investors can assess your ability to execute these objectives given your limited resources.

In response to the Staff’s comment, the Registrant revised the S-1 on pages 15 through 16.

License Agreement, page 15

18.	We note that the TGE licensing agreement may be terminated for non-payment and breach, “among other items.” Please disclose all material termination provisions.

In response to the Staff’s comment, the Registrant revised the S-1 on page 17.

Sales and Marketing, page 15

19.	Provide additional information about the historical nature and location of your customers as well as distribution methods. Include quantitative disclosure to the extent practicable.

The Registrant revised the S-1 on pages 18 through 19 in accordance with the Staff’s instructions.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 19

For the Years Ended December 31, 2007 and 2006, page 19

Liquidity and Capital Resources, page 19

20.	Please assess whether or not you believe the $115,000 you raised in 2007 will provide sufficient liquidity to implement your business strategy as described in the prospectus without the need to raise additional capital. Provide this assessment in light of short-term plans and long-term plans (i.e. greater than 12 months). Discuss your capital requirements in the context of expected costs associated with implementing your business strategy.

The Registrant revised the S-1 on page 22 in accordance with the Staff’s instructions.

Controls and Procedures, page 20

21.	Your reference to “[t]his annual report” is incorrect. Please correct.

In response to the Staff’s comment, the Registrant revised the S-1 on page 25.

Where to Get More Information, page 29

22.	Please note that the SEC’s address is 100 F Street, N.E., Washington, DC 20549 and revise your disclosure accordingly.

The Registrant revised the S-1 on page 33 in accordance with the Staff’s instructions.

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Aurios Inc.

23.	Please disclose your website address. Refer to Regulation S-K Item 101(h)(5)(iii).

The Registrant revised the S-1 on page 33 in accordance with the Staff’s instructions.

24.	We note that you will furnish holders of your securities with annual reports and other information “as we determine to be appropriate or as may be required by law.” In the event that you are not required by law to deliver an annual report, please disclose whether you will voluntarily send an annual report with audited financial statements to security holders. Refer to Regulation S-K Item 101(h)(5)(i).

The Registrant revised the S-1 on page 33 in accordance with the Staff’s instructions.

Prospectus Back Cover Page

25.	Please include the dealer prospectus deliver obligation legend on the back cover page of your prospectus as required by Regulation S-K Item 502(b).

The Registrant revised the legend on the back cover page of the prospectus in accordance with the Staff’s instructions.

Financial Statements

Statements of Cash Flows, page F-6

26.	It appears the changes in the liability due to related party should be classified as a cash flow from financing activities based on the disclosures in Note 2. Tell us how you applied the guidance in FAS 95 in determining the presentation of this item.

In response to the Staff’s comment, the Registrant updated Note 2 to the financials to clarify what the amounts due to the related party represent.

True Gravity Enterprises (“TGE”), the Registrant’s former parent company, manufactured the Registrant’s product and paid all related costs it incurred through June 30, 2007. These costs included materials and labor, as well as any overhead expenses. In addition, the Registrant paid TGE a fee of $1,500 per month to compensate TGE for administrative expenses and the use of TGE’s facilities by the Registrant. Subsequent to June 30, 2007, the Registrant no longer uses TGE to manufacture its products; however, it continues to pay a monthly rent and administrative fee to TGE in the amount of $1,500.

According to FAS 95 “Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.”

According to FAS 95 “…Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.”

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Aurios Inc.

Since the transactions the Registrant entered into with TGE were related to producing and delivering goods and providing services, the changes in the liability due to the related party, TGE, was classified as an operating activity.

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Revenue recognition, page F-7

27.	We note that you recognize revenues at the time of the sale is completed and shipped. Disclose whether the risks and rewards of ownership of the product and the title pass to the customers at that time. Refer to Topic 13 of the Staff Accounting Bulletins.

The Registrant updated Note 1 to the financials to state that title passes once the order has been shipped.

The Registrant sells its products to domestic and international resellers, as well as to end users. The Registrant provides resellers a price list. Resellers place an order by sending in a purchase order. Once the order has been shipped, the invoice is mailed to the customer. Generally if a domestic reseller is a new customer and dependent upon the size of the sale, the Registrant will ask for anywhere from 25% to 100% of the purchase price in advance of shipment. Existing domestic reseller customers have a standard net 30 days term. The order process is identical for the international resellers; however, the payment terms are different. The Registrant receives a wire transfer payment from the international reseller in advance of shipping. After the Registrant has established a history with the international reseller, the Registrant may extend credit terms to such reseller.

Sales to end users are placed online through the Registrant’s website. The Registrant’s website provides a price list for the end user customers. Payment is received through PayPal once the order is placed by the customer, which is prior to shipping. After the order has been shipped, an invoice is mailed to the customer marked “PAID IN FULL.”

With both resellers and end user sales upon shipment of an order the title to the product, and the risks and rewards of ownership of the product have passed to the customer. The Registrant recognizes revenue once the order has been shipped and the invoice has been mailed to the customer.

According to Topic 13 of the Staff Accounting Bulletins revenue generally is realized or realizable and earned when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists,

•	Delivery has occurred or services have been rendered,

•	The seller’s price to the buyer is fixed or determinable, and

•	Collectibility is reasonably assured.

Based on these criteria the Registrant believes its revenue recognition policy is in compliance with Topic 13.

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Aurios Inc.

Note 2 Related Party Transactions, page F-9

28.	Disclose the nature of Aurios’s relationship to the related party disclosed in Note 2.

The Registrant updated Note 2 to the financials to disclose the relationship of the related party.

Note 6, Going Concern, page F-11

29.	Please refer to the auditor’s report at page F-2, which refers to the disclosure in Note 6 of management’s plans to address the company’s ability to continue as a going concern. Please revise Note 6 to include a more detailed disclosure of management’s viable plans to overcome its financial difficulties. Also expand the discussion of liquidity and capital resources in MD&A at page 19 to include a reasonable detailed discussion of the Company’s cash requirements needed to support its operations during the twelve months followings the date of the financial statements presented in the filing. Refer to Section 607.02 of the Codification of Financial Reporting Policies.

In response to the Staff’s comment, the Registrant updated Note 7 to the financials on page FB-11 to refer to the auditor’s report at page F-2. In response to the Staff’s comment, the Registrant updated its discussion of the MD&A on page 22 to include a detailed discussion of liquidity and capital resources.

Part II. Information Not Required in the Prospectus

Recent Sales of Unregistered Securities, page II-1

30.	Please include the required disclosure for your common stock issuances to Mr. Attaway, Mr. Louis, Mr. Hoffman, and Mr. Gaines.

In response to the Staff’s comment, the Registrant revised the S-1 on pages II-1 and II-2.

Exhibits, page II-2

31.	We note that the exhibit 5.1 legal opinion refers to the shares “when issued” in opinion number two. Since 896,000 of the shares being offered are already issued, please provide an opinion that those shares are duly and validly issued, fully paid and nonassessable and limit the “when issued” opinion to the 460,000 shares underlying the preferred stock.

In response to the Staff’s comment, the Registrant is including a revised opinion as exhibit 5.1 to the S-1, which gives the opinion that the shares being offered are duly and validly issued, fully paid and nonassesable and the opinion limits the “when issued” opinion to the 122,800 shares of common stock underlying the Preferred Stock.

32.	Please confirm that there was no purchase agreement or similar agreements related to your 2007 private placement of preferred shares. If there was such an agreement, please file it as an exhibit or explain to us why you determined you were not required to file it as an exhibit pursuant to Regulation S-K Item 601(b)(10).

In response to the Staff’s comment, the Registrant is including its subscription agreement related to the Registrant’s 2007 private placement of shares of the Preferred Stock as exhibit 10.7 to the S-1.

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Aurios Inc.

Signatures

33.	Please indicate on the signature page who is signing in the capacity of principal executive officer and controller or principal accounting officer.

In response to the Staff’s comment, the Registrant revised the signature page of the S-1.

Sincerely,

/s/ Christian J. Hoffmann, III

cc:	Paul Attaway